                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


---------------------------------------------

In the Matter of
                                   CERTIFICATE
AMEREN CORPORATION
                                       OF
File No. 70-9133
                                  NOTIFICATION
(Public Utility Holding Company
Act of 1935)
----------------------------------------------


     This Certificate of Notification is filed by Ameren Corporation, a Missouri corporation, pursuant to Rule 24. Such filing is made pursuant to Ameren's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated March 13, 1998.




1)       Ameren common stock - New Issue.
         None.

2) Ameren common stock - dividend reinvestment plan and employee benefit plans Ameren purchased 412,616 shares under its dividend reinvestment plan and 122,823 shares under its employee benefit plans.

3)       Guaranteed issued.
         No parent company guarantees.






4) Short-term debt issued by Ameren during the fourth quarter of 1998.

         Chase Manhattan Bank:
           - A series of overnight loans during the quarter, ranging from $9.3 million to $20 million, at interest rates varying from 4.6375% to 6.0125%.

         Northern Trust Company:
           - A series of overnight loans during October and November, ranging from $1.3 million to $8.4 million, at interest rates varying from 5.18% to 5.88%.

         Maximum indebtedness at any one time:  $28.4 million on October 25.

5) Financings consummated by any Utility Subsidiary, not exempt under Rule 52.

         Union Electric Company:
         None

         Central Illinois Public Service Company:
           - Commercial paper issued through First Chicago Capital Markets and/ or Goldman Sachs, ranging from a low of $7.0 million to a high of $54.6 million, at interest rates ranging from 4.43% to 5.63%.
           - Loans from Ameren Corporation (parent) during December, ranging from zero on December 1 to $9.2 million on December 18. The interest rate varied, ranging from 5.24% to 5.47%.

6) Financings consummated by any Nonutility Subsidiary, not exempt under Rule 52.
         None

7)       Forms U-6B-2 filed with the Commission.
         Quarterly report filed

8)       Balance Sheets.
         The consolidated and stand alone balance sheets of Ameren Corporation, Central Illinois Public Service Company and Union Electric Company are attached as Exhibit A.

9)       Registration Statements.
         None


                                    SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                                     Ameren Corporation


                                             BY   /S/ Steven R. Sullivan
                                                 ------------------------
                                                    Steven R. Sullivan
                                             Vice President, General Counsel
                                                       and Secretary

March 18, 1999


                                                                     Exhibit A
                                                                     Page 1 of 3

                               AMEREN CORPORATION
                               AMEREN CORPORATION
                           CONSOLIDATED BALANCE SHEET
                      (Thousands of Dollars, Except Shares)

                                                                  December 31,  December 31,
ASSETS                                                                1998          1997
Property and plant, at original cost:
   Electric                                                        $11,761,306   $11,522,730
   Gas                                                                 469,216       447,458
   Other                                                                44,646        36,023
                                                                   -----------   -----------
                                                                    12,275,168    12,006,211
   Less accumulated depreciation and amortization                    5,602,816     5,285,434
                                                                   -----------   -----------
                                                                     6,672,352     6,720,777
   Construction work in progress:
   Nuclear fuel in process                                             108,294       134,804
   Other                                                               147,393       131,504
                                                                   -----------   -----------
         Total property and plant, net                               6,928,039     6,987,085
                                                                   -----------   -----------
Investments and other assets:
   Investments                                                          86,694        97,188
   Nuclear decommissioning trust fund                                  161,877       122,438
   Other                                                                78,091        64,915
                                                                   -----------   -----------
         Total investments and other assets                            326,662       284,541
                                                                   -----------   -----------
Current assets:
   Cash and cash equivalents                                            76,863        42,425
   Accounts receivable - trade (less allowance for doubtful
         accounts of $8,393 and $4,845 respectively)                   198,193       266,306
   Unbilled revenue                                                    150,481       102,864
   Other accounts and notes receivable                                  76,919        49,765
   Materials and supplies, at average cost -
      Fossil fuel                                                      112,908        93,431
      Other                                                            132,884       134,152
   Other                                                                22,912        22,273
                                                                   -----------   -----------
         Total current assets                                          771,160       711,216
                                                                   -----------   -----------
Regulatory assets:
   Deferred income taxes                                               633,529       639,792
   Other                                                               188,049       204,913
                                                                   -----------   -----------
         Total regulatory assets                                       821,578       844,705
                                                                   -----------   -----------
Total Assets                                                       $ 8,847,439   $ 8,827,547
                                                                   ===========   ===========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $.01 par value, authorized 400,000,000 shares -
     outstanding 137,215,462 shares (Note 6)                       $     1,372   $     1,372
   Other paid-in capital, principally premium on
     common stock                                                    1,582,548     1,582,938
   Retained earnings (see accompanying statement)                    1,472,200     1,434,658
                                                                   -----------   -----------
         Total common stockholders' equity                           3,056,120     3,018,968
   Preferred stock not subject to mandatory redemption  (Note 6)       235,197       235,197
   Long-term debt  (Note 8)                                          2,289,424     2,506,068
                                                                   -----------   -----------
         Total capitalization                                        5,580,741     5,760,233
                                                                   -----------   -----------
Minority interest in consolidated subsidiary                             3,534         3,534
Current liabilities:
   Current maturity of long-term debt                                  201,713        52,241
   Short-term debt                                                      58,528        86,266
   Accounts and wages payable                                          297,185       293,391
   Accumulated deferred income taxes                                    66,299        56,094
   Taxes accrued                                                       114,106       110,566
   Other                                                               216,889       168,727
                                                                   -----------   -----------
         Total current liabilities                                     954,720       767,285
                                                                   -----------   -----------
Commitments and Contingencies (See Notes 2, 12 and 13)
Accumulated deferred income taxes                                    1,521,417     1,536,696
Accumulated deferred investment tax credits                            178,832       190,260
Regulatory liability                                                   198,937       224,225
Other deferred credits and liabilities                                 409,258       345,314
                                                                   -----------   -----------
Total Capital and Liabilities                                      $ 8,847,439   $ 8,827,547
                                                                   ===========   ===========

                                                                       Exhibit A
                                                                     Page 2 of 3



                            UNION ELECTRIC COMPANY
                                  BALANCE SHEET
                      (Thousands of Dollars, Except Shares)

                                                                December 31, December 31,
ASSETS                                                             1998          1997
Property and plant, at original cost:
   Electric                                                      $8,975,542   $8,832,039
   Gas                                                              209,556      197,959
   Other                                                             35,994       36,023
                                                                 ----------   ----------
                                                                  9,221,092    9,066,021
   Less accumulated depreciation and amortization                 4,110,250    3,866,925
                                                                 ----------   ----------
                                                                  5,110,842    5,199,096
Construction work in progress:
   Nuclear fuel in process                                          108,294      134,804
   Other                                                            127,168       68,074
                                                                 ----------   ----------
         Total property and plant, net                            5,346,304    5,401,974
                                                                 ----------   ----------
Investments and other assets:
   Nuclear decommissioning trust fund                               161,877      122,438
   Other                                                             45,688       33,315
                                                                 ----------   ----------
         Total investments and other assets                         207,565      155,753
                                                                 ----------   ----------
Current assets:
   Cash and cash equivalents                                         47,337        3,232
   Accounts receivable - trade (less allowance for doubtful
         accounts of $6,678 and $3,645, respectively)               143,912      179,708
   Unbilled revenue                                                  97,361       71,156
   Other accounts and notes receivable                               55,502       41,028
   Materials and supplies, at average cost -
      Fossil fuel                                                    53,036       49,574
      Other                                                          91,831       97,375
   Other                                                             13,529       11,040
                                                                 ----------   ----------
         Total current assets                                       502,508      453,113
                                                                 ----------   ----------
Regulatory assets:
   Deferred income taxes                                            608,353      611,740
   Other                                                            165,134      179,705
                                                                 ----------   ----------
         Total regulatory assets                                    773,487      791,445
                                                                 ----------   ----------
Total Assets                                                     $6,829,864   $6,802,285
                                                                 ==========   ==========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $5 par value, authorized 150,000,000 shares -
     outstanding 102,123,834 shares                              $  510,619   $  510,619
   Other paid-in capital, principally premium on
     common stock                                                   701,896      716,879
   Retained earnings                                              1,211,610    1,159,956
                                                                 ----------   ----------
         Total common stockholders' equity                        2,424,125    2,387,454
   Preferred stock not subject to mandatory redemption              155,197      155,197
   Long-term debt                                                 1,674,311    1,846,482
                                                                 ----------   ----------
         Total capitalization                                     4,253,633    4,389,133
                                                                 ----------   ----------
Current liabilities:
   Current maturity of long-term debt                               117,269       28,797
   Short-term debt                                                        -       21,300
                                                                 ----------   ----------
   Accounts and wages payable                                       242,522      188,014
   Accumulated deferred income taxes                                 45,061       35,809
   Taxes accrued                                                    100,714       94,167
   Other                                                            151,385      142,859
                                                                 ----------   ----------
         Total current liabilities                                  656,951      510,946
                                                                 ----------   ----------
Accumulated deferred income taxes                                 1,254,372    1,264,800
Accumulated deferred investment tax credits                         144,175      149,891
Regulatory liability                                                159,317      175,638
Other deferred credits and liabilities                              361,416      311,877
                                                                 ----------   ----------
Total Capital and Liabilities                                    $6,829,864   $6,802,285
                                                                 ==========   ==========


                                                                     Exhibit A
                                                                    Page 3 of 3



                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                  BALANCE SHEET
                      (Thousands of Dollars, Except Shares)


                                                               December 31, December 31,
ASSETS                                                            1998          1997
Property and plant, at original cost:
   Electric                                                     $2,381,682   $2,311,364
   Gas                                                             259,656      249,499
                                                                ----------   ----------
                                                                 2,641,338    2,560,863
   Less accumulated depreciation and amortization                1,192,108    1,132,591
                                                                ----------   ----------
                                                                 1,449,230    1,428,272
Construction work in progress                                       16,220       59,531
                                                                ----------   ----------
         Total property and plant, net                           1,465,450    1,487,803
                                                                ----------   ----------

Other assets                                                        31,904       30,476

Current assets:
   Cash and cash equivalents                                        10,180       28,140

   Accounts receivable - trade (less allowance for doubtful
         accounts of $1,714 and $1,200, respectively)               44,494       67,495
   Unbilled revenue                                                 53,120       31,708
   Other accounts and notes receivable                              16,486        7,760
   Materials and supplies, at average cost -
      Fossil fuel                                                   38,102       24,919
      Gas stored underground                                        12,689       14,275
      Other                                                         36,047       32,334
   Other                                                             8,214       10,537
                                                                ----------   ----------
         Total current assets                                      219,332      217,168
                                                                ----------   ----------
Regulatory assets:
   Deferred income taxes                                            24,797       28,052
   Other                                                            22,914       25,208
                                                                ----------   ----------
         Total regulatory assets                                    47,711       53,260
                                                                ----------   ----------
Total Assets                                                    $1,764,397   $1,788,707
                                                                ==========   ==========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, no par value, authorized 45,000,000 shares -
     outstanding 25,452,373 shares                              $  120,033   $  121,282
   Retained earnings                                               455,337      451,477
                                                                ----------   ----------
         Total common stockholders' equity                         575,370      572,759
   Preferred stock not subject to mandatory redemption              80,000       80,000
   Long-term debt                                                  528,446      558,474
                                                                ----------   ----------
         Total capitalization                                    1,183,816    1,211,233
                                                                ----------   ----------

Current liabilities:
   Current maturity of long-term debt                               60,000        9,000
   Short-term debt                                                  46,700       64,966
   Accounts and wages payable                                       61,609       89,362
   Accumulated deferred income taxes                                21,386       20,285
   Taxes accrued                                                    13,201       15,869
   Other                                                            34,454       21,937
                                                                ----------   ----------
         Total current liabilities                                 237,350      221,419
                                                                ----------   ----------
Accumulated deferred income taxes                                  234,119      237,629
Accumulated deferred investment tax credits                         34,657       40,369
Regulatory liability                                                39,621       48,587
Other deferred credits and liabilities                              34,834       29,470
                                                                ----------   ----------
Total Capital and Liabilities                                   $1,764,397   $1,788,707
                                                                ==========   ==========